Exhibit 99.8

NICE Introduces NICE Inform Elite to Deliver Incident Intelligence to
Emergency Communications Centers

Incident Intelligence dashboards, reconstruction and Quality Assurance evaluations are now supercharged by CAD incident analytics and GIS mapping, to empower centers to make smarter, faster decisions along with operational performance improvements

Hoboken, N.J. – May 25, 2017 – NICE (Nasdaq:NICE) today introduced NICE Inform Elite, the eighth generation of its industry-leading multimedia incident information management solution for emergency communications centers. The NICE Inform Elite edition goes far beyond traditional emergency communications recording solutions to deliver incident intelligence that empowers Public Safety Answering Points (PSAPs) to improve their operational performance, provide better quality service and make smarter decisions.

"With its release of NICE Inform Elite, NICE truly stands out as a public safety trend-setter and pioneer," said Dick Bucci, principal analyst, Pelorus Associates. "NICE has found a way to bring together data from the siloed systems that PSAPs use every day, to enable decision makers to visualize it in new ways, operationalize it, and extract hidden insights to improve operations."

"All emergency communication centers have performance targets they strive to meet," said Chris Wooten, executive vice president, NICE. "They need to stay on top of these targets to ensure they're performing at the highest levels and keeping the public safe. With NICE Inform Elite, PSAPs now have access to the incident intelligence they need to make smarter, faster decisions, along with workflow automation tools to optimize quality and operational performance."

NICE Inform Elite adds four new core capabilities on top of Inform's already robust applications. These include: CAD Incident Analytics to enhance incident reconstruction and automate quality assurance workflow; Incident Intelligence dashboards for real-time tracking of performance targets and trends; GIS mapping for improved incident visualization and analysis; and a future-ready multimedia recording platform.

Advanced CAD Incident Analytics Enhances Incident Reconstruction and Automates QA

A critical function of emergency communications centers involves fulfilling audio reproduction requests for district attorneys, investigators and other requesters. PSAPs typically handle thousands of such requests annually. Inform Elite's CAD Incident Analytics streamlines this process by eliminating unnecessary steps and improving search precision. Users can now bypass the CAD system and type the CAD incident ID/report number directly into Inform Elite. All multimedia recordings related to the incident (emergency calls, radio, screens and SMS texts) are instantly retrieved and merged onto one timeline, along with CAD event data showing when the initial call was answered, when units were dispatched, and when they arrived on scene. These audio reproductions can be saved and securely shared.

"I am very excited about NICE Inform Elite. It takes the guesswork out of trying to match CAD records to audio recordings – it does it for me automatically," said Karin Marquez, Communication Supervisor for the Westminster (CO) Police Department. "Inform Elite has already cut my audio request fulfilment time in half. It also provides a much clearer picture of how incidents were handled, in terms of what actions were taken, by whom, and when – which is essential for investigations, compliance and quality assurance."

Inform Elite's CAD Incident Analytics also helps PSAPs comply with the APCO/NENA Quality Assurance and Quality Improvement (QA/QI) standard, which recommends that PSAPs review all calls involving high acuity and catastrophic events. NICE Inform Elite automates this process by applying CAD incident type classifications, severity and other parameters to automatically select and schedule calls for QA review.

Incident Intelligence Dashboards Track Key Performance Measurements

PSAPs have performance measurement programs with specific goals for emergency call answer times, response times, etc. Proactively monitoring performance vis a vis these targets ensures that agencies are consistently performing at the highest levels. NICE Inform Elite helps PSAPs stay on top of performance targets and out of the media spotlight. It uniquely consolidates data from CAD, telephony, radio, and the Inform Evaluator QA system to provide near real-time snapshots of performance across multiple dimensions – call volumes, call durations, speed of answer, hold times, dispatches, dispatch times, on-scene response times, quality assurance scores, and more – with the ability to drill down to listen to associated audio recordings.

All information is presented on web-based dashboards in easily digestible charts, graphs and maps, viewable on smartphones, tablets, desktops and wallboards. Managers can isolate performance metrics for different shifts, telecommunicators, CAD incident types, and other criteria, to determine where staffing, training and operational improvements can be made.

NICE Inform Elite also indexes CAD comments to create word clouds which can be visualized through the dashboard. The more frequently a word is used, the larger and closer to the center of the cloud it will appear. Managers can click on words of interest to drill down to associated call recordings and data.

GIS Mapping for Improved Incident Visualization and Early Situational Awareness

NICE Inform Elite's Incident Intelligence dashboards, Quality Assurance and reconstruction modules are now enhanced with GIS mapping which enables managers to view the geolocation of CAD incidents, emergency calls, radio communications and captured SMS texts on interactive GIS maps. This provides a more in-depth visual context of events, with the ability to zoom in to specific locations, and drill down to multimedia recordings for investigations or QA reviews. Because this information is updated in near real-time, it can also provide early situational awareness of potential large-scale events. GIS heat maps can also be used for retrospective analysis, for example to visualize where certain types of crimes occur most often.

All-in-one Future-ready Multimedia Recording Platform

Finally, NICE Inform Elite also gives PSAPs an all-in-one, NENA i3-compliant, cloud-ready solution capable of supporting complete multimedia recording needs, including: telephony, P25 radio, screen recording, SMS text, Next Generation 911/112/999/000 audio and text, NG911 Enhanced Data EIDD, FirstNet and ESN LTE broadband audio, and more.

NICE will demonstrate NICE Inform Elite in booth #315 at the upcoming NENA 2017 conference and exhibition, June 3-8, at the Henry B. Gonzalez Convention Center in San Antonio, Texas.

About NICE
NICE (Nasdaq:NICE) is the worldwide leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Ilana Hart, +972-9-775-3818, ilana.hart@nice.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE's marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Wooten, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company's customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company's Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.